                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 11-K

(Mark One)

   [X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

        For the fiscal year ended December 31, 1996

                            or

   [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from __________ to __________

                        Commission File Number  0-22403

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      HORIZON PHARMACIES, INC. 401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           HORIZON PHARMACIES, INC.
                            275 W. PRINCETON DRIVE
                           PRINCETON, TEXAS  75407

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Unaudited Financial Statements

Statement of Net Assets Available for Benefits with Fund Information at
  December 31, 1996............................................................1
Statement of Changes in Net Assets Available for Benefits with Fund
  Information for the year ended December 31, 1996.............................2

Party-in-interest transactions are not presented because there are no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.


                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   HORIZON PHARMACIES, INC.


Date: December 31, 1997            By: /s/ Ricky D. McCord
                                      ---------------------------------------
                                      Ricky D. McCord,  President and Chief
                                      Operating Officer

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                    HORIZON PHARMACIES, INC.  401(k) PLAN
                        UNAUDITED FINANCIAL STATEMENTS
                         Year ended December 31, 1996

                                   CONTENTS

Statement of Net Assets Available for Benefits with Fund Information at
  December 31, 1996...........................................................1
Statement of Changes in Net Assets Available for Benefits with Fund
  Information for the year ended December 31, 1996............................2

                           HORIZON PHARMACIES, INC.
                                 401(k) PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                              DECEMBER 31, 1996


                               Guaranteed     Fidelity    Vanguard   Fidelity Blue    Janus
                                Interest      Balanced    Index 500   Chip Growth      Fund         Total
                               -----------    --------    ---------  -------------    ------        -----
ASSETS
 Receivables
  Pre-Tax Contributions        $ 4,367.03    $     0.00   $     0.00   $     0.00   $     0.00   $  4,367.03
   Sub-Total Contributions       4,367.03          0.00         0.00         0.00         0.00      4,367.03

 Interfund Transfers                 0.00      6,484.46     7,794.20    18,857.04     9,644.64     42,780.34
 Investment Fund                60,609.53     16,383.74    22,514.17    25,181.71    30,326.84    155,015.99
                               ----------    ----------   ----------   ----------   ----------   -----------
TOTAL ASSETS                   $64,976.56    $22,868.20   $30,308.37   $44,038.75   $39,971.48   $202,163.36
                               ----------    ----------   ----------   ----------   ----------   -----------
LIABILITIES
 Excess Amounts                    486.68      2,244.00     2,643.53     5,481.83     2,144.04     13,000.08
 Interfund Transfers            41,880.34          0.00         0.00       900.00         0.00     42,780.34
                               ----------    ----------   ----------   ----------   ----------   -----------
TOTAL LIABILITIES              $42,367.02    $ 2,244.00   $ 2,643.53   $ 6,381.83   $ 2,144.04   $ 55,780.42
                               ----------    ----------   ----------   ----------   ----------   -----------
FUND BALANCE                   $22,609.64    $20,624.20   $27,664.84   $37,757.92   $37,827.44   $146,382.94
                               ----------    ----------   ----------   ----------   ----------   -----------
                               ----------    ----------   ----------   ----------   ----------   -----------




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

                            HORIZON PHARMACIES, INC.
                                  401(k) PLAN
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                       JANUARY 1, 1996 TO DECEMBER 31, 1996

                                 Guaranteed   Fidelity   Vanguard   Fidelity Blue    Janus
                                  Interest    Balanced   Index 500   Chip Growth      Fund         Total
                                 -----------  --------   ---------  -------------    ------        -----
NET ASSETS AVAILABLE FOR
 BENEFITS DECEMBER 31, 1995      $     0.00  $     0.00  $     0.00   $     0.00   $     0.00   $      0.00
ADDITIONS
 Contributions                    13,615.44   12,678.80   14,160.40    32,607.91    15,477.97     88,540.52
  Pre-Tax                          8,752.17    8,752.16   13,894.43     8,752.16    22,646.59     62,797.51
                                 ----------  ----------  ----------   ----------   ----------   -----------
  Rollover                        22,367.61   21,430.96   28,054.83    41,360.07    38,124.56    151,338.03
 Interfund Transfers                   0.00        0.00      900.00         0.00         0.00        900.00
Earnings
 Interest Earned                     728.61       21.89       30.52        35.85        41.62        858.49
 Unrealized Gain/Loss                  0.00    1,415.35    1,323.02     2,642.83     1,805.30      7,186.50
                                 ----------  ----------  ----------   ----------   ----------   -----------
  Sub-Total Earnings                 728.61    1,437.24    1,353.54     2,678.68     1,846.92      8,044.99
                                 ----------  ----------  ----------   ----------   ----------   -----------
TOTAL ADDITIONS                   29,096.22   22,868.20   30,308.37    44,038.75    39,971.48    160,283.02
SUBTRACTIONS
 Excess Amounts                      486.68    2,244.00    2,643.53     5,481.83     2,144.04     13,000.08
 Interfund Transfers                   0.00        0.00        0.00       900.00         0.00        900.00
                                 ----------  ----------  ----------   ----------   ----------   -----------
TOTAL SUBTRACTIONS                   486.68    2,244.00    2,643.53     6,381.83     2,144.04     13,900.08
                                 ----------  ----------  ----------   ----------   ----------   -----------
NET ASSETS AVAILABLE FOR
 BENEFITS AT DECEMBER 31, 1996   $22,609.54  $20,624.20  $27,664.84   $37,656.92   $37,827.44   $146,382.94
                                 ----------  ----------  ----------   ----------   ----------   -----------
                                 ----------  ----------  ----------   ----------   ----------   -----------


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